Consolidated Financial Statements
(Expressed in United States dollars)

YUKON-NEVADA GOLD CORP.

For the three and six months ended June 30, 2008 and 2007
(Unaudited)

MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL REPORTING

The accompanying interim unaudited consolidated financial statements of Yukon-Nevada Gold Corp. (the Company) have been prepared by management in accordance with generally accepted accounting principles (GAAP) in Canada, and within the framework of the summary of significant accounting policies disclosed in the notes to these consolidated financial statements.

Management is responsible for establishing internal controls over financial reporting for the Company. Management has designed and implemented internal controls over financial reporting (ICFR) that provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP.

The Audit Committee of the Board of Directors meets periodically with management and the Company’s independent auditors to review the scope and results of their annual audit and to review the consolidated financial statements and related financial reporting matters prior to submitting the consolidated financial statements to the Board of Directors for approval. The Audit Committee is appointed by the Board of Directors and all of its members are independent directors. The Audit Committee is responsible for engaging or re-appointing the external auditors.

These interim unaudited consolidated financial statements have been approved by the Board of Directors on the recommendation of the Audit Committee.

1

YUKON-NEVADA GOLD CORP.

Consolidated Balance Sheets
(Unaudited)
(In thousands of US dollars)

	June 30,	December 31,
	2008	2007
		(Audited)

Assets

Current assets:
Cash	$4,260	$41,104
Marketable securities	–	173
Accounts receivable and prepaid expenses	2,167	7,778
Inventories (note 4)	36,388	37,995
Future income taxes	1,453	1,453
	44,268	88,503
Restricted funds (note 5)	50,757	36,669
Property, plant and equipment (note 6)	100,390	81,809
Mineral properties (note 7)	110,603	88,212
Other assets (note 8)	950	974

	$306,968	$296,167

Liabilities and Shareholders' Equity

Current liabilities:
Accounts payable and accrued liabilities	$30,808	$15,273
Payable on purchased ore	17,723	18,847
Deferred revenue	6,001	–
	54,532	34,120
Other long-term liabilities	1,201	1,148
Asset retirement obligations	27,310	26,528
Future income taxes (note 10)	13,681	28,527
	96,724	90,323

Shareholders’ equity:
Share capital (note 11(b))	202,643	184,720
Warrants (note 11(c))	20,755	20,603
Contributed surplus (note 11(d))	9,001	8,092
Accumulated other comprehensive income (note 11(e))	2,273	2,273
Deficit	(24,428)	(9,844)
	210,244	205,844
Commitments and contingencies (note 16)
Subsequent events (note 17)

	$306,968	$296,167

See accompanying notes to consolidated financial statements.

Approved on behalf of the Board:

“Graham C. Dickson”	Director	“R.J. MacDonald”	Director

YUKON-NEVADA GOLD CORP.

Consolidated Statements of Operations
(Unaudited)
(In thousands of US dollars, except for share and per share amounts)

	Three months ended		Six months ended
	June 30		June 30,
	2008	2007	2008	2007
Gold sales	$7,773	$–	$29,562	$–
Cost of gold sold	12,463	926	34,871	926
Gross margin - mining operations	(4,690)	(926)	(5,309)	(926)
Temporary shutdown costs (note 12)	3,497	–	7,857	–
Depreciation, depletion, and amortization	1,634	84	4,995	88
Accretion	531	74	1,063	109
Loss from mine operations	(10,352)	(1,084)	(19,224)	(1,123)
General and administration (note 9)	1,343	1,264	2,431	1,711
Stock-based compensation	438	119	1,056	2,123
Loss from operations	(12,133)	(2,467)	(22,711)	(4,957)
Other income (expense):
Interest and other income	538	379	1,486	509
Loss on forward sales	(713)	–	(3,902)	–
Foreign exchange gain (loss)	79	(359)	(265)	(359)
Interest expense	(548)	(43)	(586)	(43)
Loss before taxes	(12,777)	(2,490)	(25,978)	(4,850)
Income tax recovery	7,077	–	11,394	–
Net loss	(5,700)	(2,490)	$(14,584)	$(4,850)
Loss per share – basic and diluted	$(0.03)	$(0.03)	$(0.08)	$(0.07)
Weighted average number of shares
outstanding – basic and diluted	181,886,630	78,893,333	178,527,839	69,792,460

Consolidated Statements of Deficit
(Unaudited)
(Expressed in thousands of United States dollars)

	Three months ended		Six months ended
	June 30		June 30,
	2008	2007	2008	2007

Deficit, beginning of period	$(18,728)	$(10,305)	$(9,844)	$(7,945)

Loss for the period	(5,700)	(2,490)	(14,584)	(4,850)

Deficit, end of period	$(24,428)	$(12,795)	$(24,428)	$(12,795)

See accompanying notes to consolidated financial statements.

YUKON-NEVADA GOLD CORP.

Consolidated Statements of Comprehensive Income (Loss)
(Unaudited)
(In thousands of US dollars)

	Three months ended		Six months ended
	June 30		June 30,
	2008	2007	2008	2007

Net loss	$(5,700)	$(2,490)	$(14,584)	$(4,850)

Foreign exchange adjustment	–	2,314	–	2,599

Comprehensive loss for the period	$(5,700)	$(176)	$(14,584)	$(2,251)

See accompanying notes to consolidated financial statements.

YUKON-NEVADA GOLD CORP.

Consolidated Statements of Cash Flows
(Unaudited)
(In thousands of US dollars)

	Three months ended		Six months ended
	June 30,		June 30,
	2008	2007	2008	2007

Cash (used in) provided by:

Operations
Net loss	$(5,700)	$(2,490)	$(14,584)	$(4,850)
Reclamation payments	(10)	–	195	–
Items not involving cash:
Depreciation, depletion, and amortization	1,634	149	4,995	185
Accretion	531	74	1,063	109
Stock-based compensation	438	119	1,056	2,123
Gain on disposal of assets	(29)	–	(59)	–
Unrealized (gain) loss on forward sales	(489)	–	2,210	–
Future income tax recovery	(7,077)	–	(11,393)	–
Unrealized foreign exchange (gain) loss	(87)	–	253	–
	(10,789)	(2,148)	(16,264)	(2,433)
Change in non-cash working capital	22,372	(3,616)	17,458	(3,247)
	11,583	(5,764)	1,194	(5,680)

Investing
Acquisition of Queenstake, net of cash
acquired of $2,450 (note 2)	–	(233)	–	(233)
Restricted funds	(18,091)	3,026	(14,623)	5,597
Marketable securities	–	1,070	172	1,044
Mineral property expenditures	(10,929)	(4,117)	(21,566)	(6,427)
Deferred acquisition costs	–	–	–	(111)
Purchase of property, plant and equipment	(15,166)	(541)	(20,644)	(614)
Proceeds from sale of assets	140	–	197	–
	(44,046)	(795)	(56,464)	(744)

Financing
Due to related parties	–	–	–	(11)
Decrease in notes payable	–	(8,112)	–	(8,112)
Capital lease obligations	(219)	–	(462)	–
Common shares issued for cash	19,901	69,388	19,901	69,388
Share issue costs	(979)	(3,816)	(985)	(3,821)
Common shares issued upon exercise
of shareholder warrants	–	3,720	–	6,726
Common shares issued upon exercise
of agents’ options and warrants	–	183	–	479
Common shares issued upon exercise
of stock options	127	255	209	518
	18,830	61,618	18,663	65,167

Effect of exchange rate changes on cash	273	3,943	(237)	4,037

(Decrease) increase in cash	(13,360)	59,002	(36,844)	62,780

Cash, beginning of period	17,620	8,120	41,104	4,342

Cash, end of period	4,260	67,122	$4,260	$67,122

See accompanying notes to consolidated financial statements.

YUKON-NEVADA GOLD CORP.

Notes to Consolidated Financial Statements
(Unaudited)
(In thousands of US dollars)

Three and six months ended June 30, 2008

1.	Nature of operations:

Yukon-Nevada Gold Corp.’s (the Company) business is gold mining and related activities, including exploration, development, extraction, processing and reclamation. Gold is currently being produced in Nevada, USA (Jerritt Canyon) and gold exploration activities are being carried out in Nevada, USA (Jerritt Canyon) and the Yukon Territory, Canada (Ketza River and Silver Valley).

For properties other than the producing mine at Jerritt Canyon, the Company is in the process of mineral exploration and has yet to determine whether these properties contain reserves that are economically recoverable. The recoverability of the amount shown for mineral properties is dependent upon the existence of economically recoverable reserves, confirmation of the Company's ownership interest in the mining claims, the ability of the Company to obtain necessary financing to complete the development, and upon future profitable production or proceeds from the disposition of the mineral properties.

These interim consolidated financial statements are prepared on the basis that the Company will continue as a going concern, notwithstanding that subsequent to June 30, 2008 the Company announced that it was suspending certain of its underground mining operations at Jerritt Canyon (note 17). Management recognizes that the Company will need to generate positive cash flows or obtain additional financing in order to meet its planned business objectives. However, there can be no assurance that the Company will be able to obtain additional financial resources, achieve profitability or positive cash flows. If the Company is unable to generate positive cash flows or obtain adequate financing, the Company will need to further curtail operations and exploration activities. Failure to continue as a going concern would require that the Company's assets and liabilities be restated on a basis which could differ significantly from the going concern basis.

2.	Business combination:

Effective June 20, 2007 the Company acquired 100% of the outstanding common shares of Queenstake. This business acquisition has been accounted for as a purchase transaction, with the Company being identified as the acquirer and Queenstake as the acquiree. These consolidated financial statements include 100% of Queenstake’s operating results for the period from June 20, 2007.

The purchase price was calculated as follows:

Purchase price:
Share consideration (58,436,531 shares at C$1.62 per share)	$89,049
Fair value of share purchase warrants and stock options	1,944
Acquisition costs	2,683
$93,676

YUKON-NEVADA GOLD CORP.

Notes to Consolidated Financial Statements
(Unaudited)
(In thousands of US dollars)

Three and six months ended June 30, 2008

The final purchase price allocation, determined in the three months ended June 30, 2008, is as follows:

	December 31,	Purchase Price	June 30,
Net assets acquired:	2007	Adjustments	2008
Cash	$2,450	$–	$2,450
Accounts receivable and prepaid expenses	3,764	–	3,764
Marketable securities	32	–	32
Inventories	21,809	–	21,809
Restricted funds	27,589	–	27,589
Property, plant and equipment	79,868	1,558	81,426
Mineral properties	44,733	1,008	45,741
Other assets	1,110	–	1,110
Accounts payable and accruals	(45,498)	(7,122)	(52,620)
Future income taxes	(17,419)	4,556	(12,863)
Long-term liabilities	(24,762)	–	(24,762)
	$93,676	–	$93,676

The change in the purchase price allocation arises from adjustments to the tax assets and liabilities that were acquired with the Queenstake purchase.

3.	Basis of presentation:

These unaudited interim consolidated financial statements have been prepared by the Company in accordance with Canadian generally accepted accounting principles following the same accounting policies and methods of application used in the Company’s audited consolidated financial statements as at and for the year ended December 31, 2007, except for the new accounting policies adopted subsequent to that date, as discussed below. These unaudited interim consolidated financial statements do not include all disclosures required by Canadian generally accepted accounting principles for annual financial statements, and accordingly, they should be read in conjunction with the Company’s most recent audited annual consolidated financial statements.

(a) Basis of consolidation

These unaudited interim consolidated financial statements include the accounts of the Company and its subsidiaries. All material intercompany transactions and balances have been eliminated. The subsidiaries and joint ventures along with percentage of ownership at June 30, 2008 are as follows:

Ketza River Holdings Ltd. (Yukon)	100%
YGC Resources Arizona Inc. (Arizona)	100%
Queenstake Resources Ltd. (British Columbia)	100%
Queenstake Resources U.S.A. Inc. (Delaware)	100%
Castle Exploration Inc. (Colorado)	100%
Yukon-Shaanxi Mining Company – Joint Venture	50%

(b)	Capital management disclosures:

Effective January 1, 2008 the Company adopted the recommendations of The Canadian Institute of Chartered Accountants (CICA) Handbook Section 1535, Capital Disclosures. The new standard

YUKON-NEVADA GOLD CORP.

Notes to Consolidated Financial Statements
(Unaudited)
(In thousands of US dollars)

Three and six months ended June 30, 2008

requires an entity to disclose information to enable users of its financial statements to evaluate the entity’s objectives, policies, and processes for managing capital. Disclosure requirements pertaining to this section are in note 14.

(c)	Financial instruments:

Effective January 1, 2008 the Company adopted the recommendations of CICA Handbook Section 3862, Financial Instruments - Disclosures (section 3862) and CICA Handbook Section 3863 – Financial Instruments – Presentation (section 3863). Section 3862 provides standards for disclosures about financial instruments, including disclosures about fair value and the credit, liquidity and market risks associated with the financial instruments. Disclosure requirements pertaining to this section are in note 15. Section 3863 provides standards for presentation of financial instruments and non-financial derivatives.

(d)	Inventories:

Effective January 1, 2008 the Company adopted the recommendations of CICA Handbook Section 3031, Inventories. This section provides additional guidance on the determination of cost and its subsequent recognition as an expense, including any write-down to net realizable value, and disclosures made within the financial statements. This section also provides guidance on the reversal of write-downs previously taken and introduces the requirement for the allocation of overhead cost based on normal capacity.

Further upon adoption of this standard, the Company changed its valuation of materials and supplies from the lower of average cost and replacement cost, net of a provision for obsolescence with respect to identified inventory items, to the lower of average cost and net realizable value. The adoption of this standard had no impact on the financial statements.

(e)	Investment in joint venture:

The Company conducts a portion of its exploration business through the joint venture Yukon-Shaanxi Mining Company (YSMC). The joint venture is bound by a contractual agreement which establishes the joint control for each of the venturers. The Company records its proportionate share of the joint ventures assets, liabilities, revenues and operating costs.

As at June 30, 2008, the Company recorded $1.5 million in assets from YSMC and a nominal amount of interest income.

(f)	Deferred revenue:

The Company received an advance payment of $6.0 million for gold to be delivered at a future date. Once the revenue recognition criteria have been met this deferred revenue will be recognized as gold sales.

YUKON-NEVADA GOLD CORP.

Notes to Consolidated Financial Statements
(Unaudited)
(In thousands of US dollars)

Three and six months ended June 30, 2008

4.	Inventories:

	June 30,	December 31,
	2008	2007
Finished goods	$1,909	$7,749
Stockpiled ore	3,352	1,827
Purchased ore	22,175	21,408
Work-in-process	3,781	2,962
Materials and supplies	5,171	4,049
	$36,388	$37,995

Included in cost of gold sold and depreciation, depletion, and amortization expense on the statement of loss are total inventory related costs of $3.4 million (2007 – NA) and $0.5 million (2007 – NA), respectively.

5.	Restricted funds:

	June 30,	December 31,
	2008	2007
AIG commutation account	$29,648	$26,970
Cash restricted for future exploration in Canada	16,613	5,485
Water use license letter of credit	3,028	3,114
Other restricted cash	1,468	1,100
	$50,757	$36,669

6.	Property, plant and equipment:

	June 30, 2008			December 31, 2007
		Accumulated	Net book		Accumulated	Net book
	Cost	amortization	value	Cost	amortization	value

Jerritt Canyon
mine, USA	$107,843	$8,594	$99,249	$84,948	$4,306	$80,642
Ketza River
project, Canada	1,635	597	1,038	1,533	415	1,118
Corporate and
other, Canada	182	79	103	114	65	49
	$109,660	$9,270	$100,390	$86,595	$4,786	$81,809

YUKON-NEVADA GOLD CORP.

Notes to Consolidated Financial Statements
(Unaudited)
(In thousands of US dollars)

Three and six months ended June 30, 2008

7.	Mineral properties:

	June 30, 2008				December 31, 2007
	Cost	Cost non-	Accumulated	Net book	Cost	Cost non-	Accumulated	Net book
	depletable	depletable	depletion	value	depletable	depletable	depletion	value

Jerritt Canyon
mine, USA	$17,555	$52,274	$2,453	$67,376	$9,551	$46,782	$2,085	$54,248
Ketza River project,
Canada	–	41,245	–	41,245	–	32,129	–	32,129
Silver Valley project,
Canada	–	1,321	–	1,321	–	1,297	–	1,297
Arizona project,
USA	–	587	–	587	–	519	–	519
Yukon-Shaanxi project,
Canada	–	55	–	55	–	–	–	–
Other Yukon and
BC projects, Canada	–	19	–	19	–	19	–	19
	$17,555	$95,501	$2,453	$110,603	$9,551	$80,746	$2,085	$88,212

8.	Other assets:

	June 30,	December 31,
	2008	2007

Environmental Risk Transfer Program	$950	$974

The insurance premium paid for the ERTP in June 2003 is being amortized over the estimated proven and probable reserves at the inception of the policy. Amortization of the insurance premium is calculated based on each respective period’s production ounces with respect to the estimated proven and probable reserves.

9.	Related party transactions:

During the three and six months ended June 30, 2008, the Company was charged a total of C$0.1 million for both periods combined (three and six months ended June 30, 2007 - C$0.2 million and C$0.3 million) in legal fees by a law firm in which the corporate secretary of the Company is a partner in the firm. A portion of these fees are included in share issue costs and the remainder included under general and administrative expenses. In 2007, a portion of these costs were also included in the transaction costs associated with the Queenstake business combination.

YUKON-NEVADA GOLD CORP.

Notes to Consolidated Financial Statements
(Unaudited)
(In thousands of US dollars)

Three and six months ended June 30, 2008

10.	Future income taxes:

June 30,
2008
Future income tax liability, opening	$28,527

Non-capital loss carryforwards	(8,204)
Adjustments to acquisition tax assets and liabilities arising from final adjustments
to the Queenstake purchase price allocation	(4,556)
Adjustments to non-capital loss carryforwards arising from final adjustments to
the Queenstake acquisition	(2,698)
Renunciation of qualifying eligible expenditures under Canadian
flow-through share program	1,330
Impact of foreign exchange on Canadian dollar future income tax liability	(226)
Other	(492)
$13,681

The Company renounced C$4.5 million of qualifying exploration expenditures under the Canadian flow- through share program in March of 2008. The result of this renunciation was that the Cumulative Canadian Exploration Expenses pool of the Company was reduced and a liability for future income taxes was recorded on the date the renunciation was made.

11.	Share capital:

	(a)	Authorized share capital consists of an unlimited number of common shares

	(b)	Common shares issued and outstanding are as follows:

In Thousands	Number
	of shares	Amount
Balance, December 31, 2007	175,133	$184,720

Flow-through shares issued, May 2008 private
placement (i)	10,050	19,901
Shares issued upon exercise of stock options	267	209
Fair value of stock options exercised	–	147
Flow-through share renunciation	–	(1,349)
Share issue costs	–	(985)
Balance, June 30, 2008	185,450	$202,643

(i)	On May 2, 2008, the Company closed a non-brokered private placement of 10.1 million flow- through shares at a price of C$2.00 per share.

YUKON-NEVADA GOLD CORP.

Notes to Consolidated Financial Statements
(Unaudited)
(In thousands of US dollars)

Three and six months ended June 30, 2008

(c)	Warrants:

The following warrants are outstanding as of June 30, 2008:

Units in Thousands			December 31,				June 30,
			2007				2008
	Expiry	Exercise	Number	Warrants	Warrants	Warrants	Number
	date	price	outstanding	exercised	expired	issued	outstanding

Shareholder warrants	January 16, 2009	1.80	1,000	–	–	–	1,000
Shareholder warrants	April 12, 2010	5.50	2,851	–	–	–	2,851
Shareholder warrants	June 20, 2012	3.00	21,176	–	–	250	21,426
			25,027	–	–	250	25,277

During the three months ended June 30, 2008 the Company issued 0.3 million warrants in connection with obtaining $4.5 million in short term financing which was subsequently repaid during the month of July. The fair value of $0.2 million, recorded in general and administration expense, was determined using the Black-Scholes pricing model as follows:

Risk-free interest rate	3.24%
Dividend yield	0%
Weighted average expected life	4
Volatility	96%

(d)	Contributed surplus:

Contributed surplus as of June 30, 2008 is comprised of the following:

Balance, December 31, 2007	$8,092

Stock-based compensation (i)	1,056
Transfer to share capital for exercise of stock options	(147)
$9,001

(i)	The Company issued the following stock options to employees and contractors during the six months ended June 30, 2008:

	(a)	0.1 million options on February 22, 2008 with an exercise price of C$1.51, expiring on February 21, 2010.

	(b)	0.5 million options on March 28, 2008 with an exercise price of C$1.60, expiring on March 28, 2013.

	(c)	0.5 million options on June 19, 2008 with an exercise price of C$1.12, expiring on June 19, 2013.

The fair value of the stock options granted is included in stock-based compensation expense in the statement of operations and credited to contributed surplus.

YUKON-NEVADA GOLD CORP.

Notes to Consolidated Financial Statements
(Unaudited)
(In thousands of US dollars)

Three and six months ended June 30, 2008

The fair value of these options has been assigned a fair value using the Black-Scholes pricing model as follows:

Grant Date	February 22,	March 28,	June 19,
	2008	2008	2008

Risk-free interest rate	3.22%	3.35%	3.24%
Dividend yield	0%	0%	0%
Weighted average expected life of options	2	5	5
Volatility	70%	98%	96%

The following stock options are outstanding as of June 30, 2008:

		December 31,			June 30,
		2007		Stock	2008
		Number of	Stock	options	Number of
	Exercise	stock options	options	exercised/	stock options
Expiry date	price	outstanding	issued	expired	outstanding

April 13, 2010	0.60	880	–	–	880
October 1, 2010	0.60	1,092	–	37	1,055
January 25, 2011	0.82	370	–	230	140
March 28, 2011	1.06	75	–	–	75
December 12, 2011	2.25	75	–	–	75
January 5, 2012	2.77	1,275	–	–	1,275
April 3, 2012	1.61	55	–	–	55
June 25, 2012	1.63	450	–	110	340
July 5, 2012	1.58	450	–	73	377
August 10, 2012	1.74	3,410	–	200	3,210
September 14, 2009	2.10	300	–	–	300
August 17, 2008	3.70	10	–	–	10
May 12, 2010	2.15	345	–	114	231
August 23, 2010	2.15	10	–	–	10
April 6, 2011	4.20	516	–	175	341
July 27, 2008	3.85	145	–	90	55
June 20, 2008	5.70	72	–	72	–
July 5, 2009	5.70	66	–	24	42
October 25, 2009	5.70	49	–	21	28
May 3, 2010	2.25	50	–	–	50
November 13, 2012	1.70	40	–	–	40
March 28, 2013	1.60	–	500	–	500
June 19, 2013	1.12	–	500	–	500
		9,735	1,000	1,146	9,589

The following agents’ options are outstanding as of June 30, 2008:

		December 31,			June 30,
		2007		Agents’	2008
		Number of	Agents’	options	Number of
	Exercise	agents’ options	options	exercised/	agents’ options
Expiry date	price	outstanding	issued	expired	outstanding
June 20, 2009	2.10	1,799	–	–	1,799
February 22, 2010	1.51	–	50	–	50
		1,799	50	–	1,849

YUKON-NEVADA GOLD CORP.

Notes to Consolidated Financial Statements
(Unaudited)
(In thousands of US dollars)

Three and six months ended June 30, 2008

(e)	Accumulated other comprehensive income (loss):

	June 30,	December 31,
	2008	2007
Balance, beginning of year	$2,273	$(326)
Foreign exchange translation adjustments	–	2,599

	$2,273	$2,273

12.	Temporary shutdown costs:

On February 22, 2008 the Company temporarily suspended mining and processing operations at the Jerritt Canyon mine in order to upgrade and install several components within the mill and the mine facilities. Expenses incurred from this date through to the recommencement of commercial operations on April 30, 2008 were recorded either as capital or, if they were determined to be maintenance or support expenses, as part of temporary suspension costs.

13.	Segmented information:

All of the Company’s operations are related to the gold mining industry. As of June 30, 2008 the Company had one gold producing property (Jerritt Canyon) located in Nevada, USA. The Company has exploration properties in Canada and the USA.

Assets and liabilities held by geographic location are follows:

	June 30,	December 31,
	2008	2007

Assets:
Canada	$66,095	$86,288
USA	239,420	209,879

	$305,515	$296,167

Liabilities:
Canada	$13,984	$12,200
USA	101,900	78,123

	$115,884	$90,323

14.	Capital Management:

The Company manages its cash and cash equivalents, common shares, stock options and warrants as capital. The Company’s objectives in managing capital are to safeguard its ability to continue as a going concern to provide returns for shareholders and benefits for other stakeholders. To meet this objective the Company will ensure it has sufficient cash resources to pursue the exploration and development of its mineral properties and fund potential acquisitions and ongoing production in its Jerritt Canyon operations.

YUKON-NEVADA GOLD CORP.

Notes to Consolidated Financial Statements
(Unaudited)
(In thousands of US dollars)

Three and six months ended June 30, 2008

To support these objectives the Company manages its capital structure and makes changes adjustments to it in light of changes in economic conditions and risk characteristics of underlying assets. To maintain or adjust its capital structure, the Company may attempt to issue new shares, issue new debt, acquire or dispose of assets or adjust the amount of cash and cash equivalents. In order to maximize the exploration and development efforts, the Company does not pay out dividends.

The Company’s investment policy is to invest its cash in highly liquid short-term interest-bearing investments with maturities 90 days or less from the original date of acquisition, selected with regards to the expected timing of expenditures from continuing operations.

The Company is not subject to any externally imposed capital requirements and there has been no change with respect to the overall capital risk management strategy during the three and six months ended June 30, 2008.

15.	Financial Instruments:

The Company is exposed to the certain risks through its use of financial instruments, including market risk (currency risk, interest rate risk and commodity price risk), credit risk, and liquidity risk.

The Company’s manages its exposure to risk through the identification and analysis of risks faced by the Company, setting appropriate risk limits and controls, and monitoring those risks and adherence to the limits and controls that are established. Risk management is carried out by senior management under the approval of the Board of Directors. Risk management practices are reviewed regularly by senior management and the Audit Committee to reflect changes in market conditions and the Company’s activities.

	a)	Market risk:

Market risk is the risk or uncertainty arising from possible market price movements and their impact on the future performance of the business. The market price movements that could adversely affect the value of the Company’s financial assets, liabilities and expected future cash flows include foreign currency exchange risk, interest rate risk and commodity price risk.

		(i)	Currency risk:

The Company has integrated operations in Canada and is exposed to foreign exchange risk due to fluctuations in the Canadian currency. Foreign exchange risk arises from purchase transactions as well as financial assets and liabilities denominated in Canadian dollars.

The Company manages this risk by maintaining funds in Canadian dollars to support the cash requirements of those operations. The Company does not use any foreign exchange contracts to hedge these currency risks.

As at June 30, 2008, the Company is exposed to currency risk through its cash and cash equivalents, accounts receivable, restricted funds and accounts payable and accrued liabilities denominated in Canadian dollars as follows, based on notional amounts:

YUKON-NEVADA GOLD CORP.

Notes to Consolidated Financial Statements
(Unaudited)
(In thousands of US dollars)

Three and six months ended June 30, 2008

In thousands of CAD	June 30,	December 31,
	2008	2007
Cash and cash equivalents	$1,379	$39,756
Marketable securities	–	154
Accounts receivable and prepaid expenses	1,019	2,610
Restricted funds	20,278	8,704
Accounts payable and accrued liabilities	2,046	1,350

Based on the above net exposures as at June 30, 2008, a 10% appreciation or depreciation in the Canadian dollar against the US dollar, assuming all other variables remain constant, would result in an $8.4 million increase or decrease, respectively, in operating results and shareholder equity. These fluctuations in the Canadian dollar would not impair or enhance the Company’s ability to pay its foreign currency denominated expenses as these costs would be similarly impacted.

(ii)	Interest rate risk:

This is the risk that the future cash flows of a financial instrument will fluctuate because of changes in market interest rates.

The Company’s cash and cash equivalents contain highly liquid investments that earn interest at market rates. The Company manages its interest rate risk by maximizing the interest earned on excess funds while maintaining the liquidity necessary to fund daily operations. Fluctuations in market interest rates do not have a significant impact on the Company’s results from operations due to the short term to maturity of the investments held.

(iii)	Commodity price risk:

The profitability of the Company is directly related to the market price of gold because revenues are derived primarily from gold mining. Gold prices are affected by numerous factors beyond the Company’s control, including central bank sales, producer hedging activities, the relative exchange rate of the US dollar with other major currencies, global and regional demand and political and economic conditions. Worldwide gold production levels also affect gold prices, and the price of gold is occasionally subject to rapid short-term changes due to speculative activities. The Company has not hedged any of its own gold production. Forward sales contracts are entered into for gold produced under its current tolling arrangements with third parties. Currently these forward contracts are recorded at fair value as they are not designated as hedging instruments, with gains and losses recorded in income. For the three and six months ended June 30, 2008, a 10% increase or decrease in the price of gold would have resulted in an increase and decrease of $0.8 million and $3.0 million, respectively, in gold sales and a $1.0 million and $3.8 million increase and decrease, respectively, on forward sales losses.

b)	Credit risk:

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations.

(i)	Cash and cash equivalents and marketable securities

YUKON-NEVADA GOLD CORP.

Notes to Consolidated Financial Statements
(Unaudited)
(In thousands of US dollars)

Three and six months ended June 30, 2008

The Company manages its credit risk on cash and cash equivalent balances and marketable securities by maintaining balances with Tier 1 Canadian banks with a Standard & Poor’s rating of AA. Short-term investments (included in cash and cash equivalents as well as marketable securities) are composed of financial instruments issued by Canadian banks and companies with high investment-grade ratings. These investments mature at various dates over the current operating period.

(ii)	Accounts receivables and prepaid expenses

Substantially all of the Company’s trade receivables are based in the US and are with a single counterparty. The Company has transacted with this counterparty for several years and there is no history of loss arising from receivable amounts.

The Company also maintains funds of $29.6 million, included in restricted funds (note 5), with a third party insurer with a Standard & Poor’s rating of AA+ to fund future reclamation costs at Jerritt Canyon. The Company maintains title to these funds should the third party be in default of their obligations or enters into bankruptcy protection.

Other significant deposits and receivables are either held by or due from government agencies and relate to the funding of future closure costs at Jerritt Canyon or goods and services input tax credits. The Company does not have any receivables or deposits that would be considered impaired or otherwise uncollectible, therefore no allowance for doubtful accounts is required.

c)	Liquidity risk:

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company manages liquidity risk through forecasting its cash flows from operations and anticipating investing and financing activities. Senior management is actively involved in the review and approval of planned expenditures and typically ensures that it has sufficient cash on demand to meet expected operating expenses for 60 days.

The following are the contractual maturities of the undiscounted cash flows of financial liabilities at June 30, 2008:

	Less than	1 to 2	Greater than
	3 months	Years	2 Years
Account payable and accrued
liabilities	$30,807	$–	$–
Payable on purchased ore	2,050	15,673	–
Deferred revenue	6,001	–	–
Forward sales contracts	30,828	17,545	–
Capital lease obligations	328	1,966	250

16.	Commitments and contingencies:

	(a)	Forward gold sales:

In order to protect its profits from the production of gold from ore purchased from third parties, as of June 30, 2008, the Company had entered into forward gold sales contracts to deliver 52,000 ounces of gold at an average price of $869 per ounce at various dates through to January 30, 2009. This

YUKON-NEVADA GOLD CORP.

Notes to Consolidated Financial Statements
(Unaudited)
(In thousands of US dollars)

Three and six months ended June 30, 2008

approximates the number of ounces of gold contained in ore purchased from third parties as of June 30, 2008.

In conjunction with the receipt of advance payment on gold sales (note 3(f)) the Company committed to the delivery of an additional 3,100 ounces of gold at $877 per ounce to be delivered during the third quarter.

(b)	Emissions control system:

Pursuant to a stop order received from the State of Nevada, Division of Environmental Protection, the Company is committed to the design and installation of a Calomel-based mercury emissions control system for the removal of mercury from the west and east roasters at the Jerritt Canyon mill facility. The total cost of installing and testing this system to the standards required within the stop order is not determinable at this time.

17.	Subsequent events:

	(a)	Suspension of operations at Jerritt Canyon

On August 8, 2008 the Company announced the suspension of underground mining activity at the Jerritt Canyon property and the intention to continue to operate the mill facility with the intention of increasing toll milling for third parties and milling any stockpiled ore currently on-site. Subsequent to this announcement the Company has temporarily suspended mill operations in order to perform repair work on a critical part that has malfunctioned in the drying circuit and in order to preserve cash has laid off all remaining staff. The Company has engaged a professional engineering firm to provide essential activities including environmental monitoring.

The Company is continuing to review alternatives for the mine reserves that are on the property with the intention of developing a profitable mine plan. With this change in operations management of the Company will conduct an ongoing review of the carrying values of its mineral properties based on the mine plan that is developed. Any impairments that are determined to arise from the change in the mine plan will be recorded when the amount of any such adjustment can be reasonably estimated.

	(b)	Restriction of assets

On August 14, 2008 Newmont USA Limited (Newmont) has exercised its rights under the terms of the Security Agreement dated March 29, 2006 between Newmont USA Limited (Newmont) and Queenstake Resources USA, Inc. These rights include a restriction of use of cash held in the main account at Queenstake as well as on gold located at the refinery. The Company is currently in discussion with Newmont to have these restrictions removed however it is currently not yet determinable when these restrictions will be removed.

	(c)	Sale of forward contracts

Effective August 7, 2008 the Company closed out the remaining forward gold sales contracts. The wind up of the forward contracts resulted in a realized gain of $0.3 million and the return of funds held on deposit related to these contracts.